Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company:

We consent to the incorporation by reference in Registration Statement No. 333-67082 on Form S-8 of Alfa Corporation of our report dated June 19, 2006, with respect to the statements of net assets available for plan benefits of the Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company as of December 30, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 30, 2005, which report appears in the December 30, 2005 Annual Report on Form 11-K of the Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company.

/s/ KPMG

Birmingham, Alabama

June 26, 2006